www.linkedin.com/in/benmcconnell
(LinkedIn)

Top Skills

Management Consulting

Social Business

Strategic Planning

Languages

Some Spanish.

Publications

"Creating Customer Evangelists:
How Loyal Customers Become a
Volunteer Sales Force"

Church of the Customer

"Citizen Marketers: When People are
the Message"

Ben McConnell

Farming and the food supply chain

Austin

Experience

Big Wheelbarrow Inc.
Co Founder, CMO
June 2016 - Present (5 years 11 months)
Austin, Texas

Big Wheelbarrow is supply chain software for local. We help grocery chains get
local farm products into stores.

Bouldin Food Forest
Owner
January 2015 - Present (7 years 4 months)
Rogers, Texas, United States

Bouldin Food Forest is a sustainable vegetable farm serving Austin and central
Texas.

PwC
Managing Director
September 2012 - September 2014 (2 years 1 month)
Austin, Texas

Managing director at PwC Digital. Create, lead and facilitate digital strategy at
global companies. For companies that were founded before the Internet, digital
literacy for the organization is a key need, how to embed it into operations,
then how to grow it for market advantage. Responsibilities include digital
strategy, engagement strategy, communities of practice, and customer
evangelism and advocacy programs. The journey to becoming a digital brand
requires design-driven thinking, metric-driven analysis and a relentless focus
on customer-centric solutions.

Ant's Eye View
VP, Social Business Strategy
2009 - September 2012 (3 years)
Austin, Texas

Trusted advisor to senior and executive leadership teams for global brands
on social business transformation, customer engagement, social media
monitoring, crisis management, cross-departmental social operations and

resourcing, and social media strategy and execution. Developed a core company practice and team around social enterprise readiness and training. Functioned as strategy lead, facilitator, trainer, and business developer.

Wabash & Lake
Co-founder, principal
March 2001 - November 2009 (8 years 9 months)
Chicago, Austin

Co-founder of boutique customer advocacy and digital consulting firm. Responsibilities included business development, relationship management, engagement leadership and thought leadership (Church of the Customer blog, with 101,000 subscribers) for an array of clients focused on improving measurable customer loyalty. Acquired by social/digital management consulting firm Ant's Eye View in 2009.

MEplusYOU Agency
SVP/Managing Director
1998 - 2001 (3 years)

Opened and managed the Chicago office of digital agency imc2 (re-branded as MEplusYOU), the largest independent digital marketing firm in the United States. Duties included office P&L, building a core team of professionals in sales, strategy, design and development, strategic guidance, business growth and strategic partnerships.

The Dallas Morning News
Creative Director
1995 - 1998 (3 years)
Dallas, Texas

Responsible for the maiden Internet launch and presence of the then eighth-largest newspaper in the U.S. Responsibilities included oversight of the user experience, developing and managing operational workflow of newsroom copy to website publishing, establishing an always-on publishing methodology, and helping build a corporate-wide digital presence.

Next Media
Consultant
September 1994 - April 1995 (8 months)
Hong Kong

Contract consultant to the largest media organization in Hong Kong, publisher of Apple Daily and Next Magazine. Duties included working on-site to develop governance around visual media development and display, building, organizing and managing a data visualization team, facilitation of collaboration, training and strategy consulting.

The Dallas Morning News
Graphics Editor
1990 - 1994 (4 years)
Dallas, Texas

Graphics editor for one of the ten-largest newspapers in the U.S. Responsibilities included developing companywide governance and process for visualization of data, mapping, visual explanations and diagrams. Managed a large team of graphic and information designers.

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Education

Arizona State University
BA, Journalism · (1986 - 1990)